RECEIVED
2006 FEB -1 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLGREEN PROPERTIES LIMITED

06010596

File No. 82-4959

Date: 5 January 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

PROCESSED
FEB 01 2006
THOMSON
FINANCIAL

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

APPOINTMENT OF A RELATIVE OF A DIRECTOR, CHIEF EXECUTIVE OFFICER, OR SUBSTANTIAL SHAREHOLDER OF AN ISSUER TO A MANAGERIAL POSITION IN THE ISSUER OR ANY OF ITS PRINCIPAL SUBSIDIARIES

Pursuant to Clause 704(11) of the Listing Manual, Allgreen Properties Limited (the "Company") wishes to confirm that there is no person occupying a managerial position in the Company or any of its principal subsidiaries who is a relative of a Director, Chief Executive Officer or Substantial Shareholder of the Company.

By Order of the Board
Ms Isoo Tan
Company Secretary
5 January 2006